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Pan American Silver Early Warning News Release Regarding Investment in New Oroperu Resources Inc.

Vancouver, B.C. - July 13, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) has acquired ownership and control of an additional 450,000 common shares of New Oroperu Resources Inc. (TSXV: ORO) (“New Oroperu”) through the exercise of 450,000 previously acquired Common Share purchase warrants (the “Warrants”) with an exercise price of CAD$0.20 per common share of New Oroperu (“Common Shares”) on July 13, 2020, for gross proceeds to New Oroperu of CAD$90,000 (the “Warrant Exercise”).

Immediately following the completion of the Warrant Exercise, Pan American owns directly or indirectly, or exercises control or direction over 4,850,000 Common Shares, representing approximately 18.61% of the total issued and outstanding Common Shares on a non-diluted basis, and approximately 14.33% of the total issued and outstanding Common Shares on a fully-diluted basis. Prior to the Warrant Exercise, Pan American held directly or indirectly, or exercised control or direction over 4,400,000 Common Shares and 450,000 Warrants, representing approximately 17.18% of the total number of issued and outstanding Common Shares on a non-diluted basis.

Pan American’s acquisition pursuant to the exercise of the Warrants was made for investment purposes. Pan American may from time to time and at any time acquire additional securities or instruments of New Oroperu in the open market or otherwise, and reserves the right to dispose of any or all of such securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to such securities, the whole depending on market conditions, the business and prospects of New Oroperu and other relevant factors.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information and to obtain a copy of the related Early Warning Report, please contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1